Exhibit 99.1

TD Announces Conversion Privilege of Non-Cumulative 5-Year Rate Reset

Preferred Shares, Series 3 (NVCC)

TORONTO - June 25, 2019 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that it does not intend to exercise its right to redeem all or any part of the currently outstanding 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Non-Viability Contingent Capital (NVCC)) (the “Series 3 Shares”) of TD on July 31, 2019. As a result and subject to certain conditions set out in the prospectus supplement dated July 24, 2014 relating to the issuance of the Series 3 Shares, the holders of the Series 3 Shares have the right to convert all or part of their Series 3 Shares, on a one-for-one basis, into Non-Cumulative Floating Rate Preferred Shares, Series 4 (NVCC) (the “Series 4 Shares”) of TD on July 31, 2019. Holders who do not exercise their right to convert their Series 3 Shares into Series 4 Shares on such date will continue to hold their Series 3 Shares.

The foregoing conversion right is subject to the conditions that: (i) if TD determines that there would be less than 1,000,000 Series 4 Shares outstanding after taking into account all shares tendered for conversion on July 31, 2019, then holders of Series 3 Shares will not be entitled to convert their shares into Series 4 Shares, and (ii) alternatively, if TD determines that there would remain outstanding less than 1,000,000 Series 3 Shares after taking into account all shares tendered for conversion on July 31, 2019, then all remaining Series 3 Shares will automatically be converted into Series 4 Shares on a one-for-one basis on July 31, 2019. In either case, TD will give written notice to that effect to holders of Series 3 Shares no later than July 24, 2019.

The dividend rate applicable to the Series 3 Shares for the 5-year period from and including July 31, 2019 to but excluding July 31, 2024, and the dividend rate applicable to the Series 4 Shares for the 3-month period from and including July 31, 2019 to but excluding October 31, 2019, will be determined and announced by way of a press release on July 2, 2019.

Beneficial owners of Series 3 Shares who wish to exercise their conversion right should communicate as soon as possible with their broker or other nominee to obtain instructions for exercising such right during the conversion period, which runs from July 2, 2019 until 5:00 p.m. (Toronto time) on July 16, 2019.

Inquiries should be directed to TD’s Registrar and Transfer Agent, AST Trust Company (Canada), at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with 13 million active online and mobile customers. TD had CDN$1.4 trillion in assets on April 30, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Gillian Manning, Investor Relations, 416-308-9030;

Julie Bellissimo, Media Relations, Corporate & Public Affairs, 416-969-6050